SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1.   Press  Release re RADA  Electronic  Industries  Ltd. Has Received Over
          $1.9M  Follow-On  Production  and  Maintenance  Orders dated March 30,
          2009.


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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Has Received Over $1.9M Follow-On
Production and Maintenance Orders

Monday March 30, 2009, 10:08 am EDT

NETANYA, Israel, March 30, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NasdaqCM:RADA - News), announced today that it has received in the past few months follow-on production and maintenance orders with total value exceeding $1,900,000 to deliver Inertial Navigation Systems, various avionics products and Automated Test Equipment to various customers.

Deliveries are scheduled within 2009.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

     RADA Electronic Industries Ltd.
     Dubi Sella, V.P Sales & Marketing
     +972-9-892-1111
     mrkt@rada.com















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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date:  March 30, 2009